July 7, 2005

Via Edgar

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 0511
Attn: Goldie B. Walker, Financial Analyst

      Re:   United China Acquisitions I Corp.
            Registration Statement on Form 10-SB
            File No. 0-51345

Ladies and Gentlemen:

      We are in receipt of a comment letter dated June 13, 2005 from the staff of the Securities and Exchange Commission (the "Commission") to Casey K. Tjang, President and Chairman of United China Acquisitions I Corp. (the "Company"), pertaining to the aforesaid Registration Statement on Form 10-SB (the "Registration Statement"). We are submitting this resp onse on behalf of the Company after a telephone discussion with Goldie B. Walker, Financial Analyst, regarding the sole comment in the staff's letter.

      At Ms. Walker's request, the purpose of this letter is to confirm that, prior to formation of the Company, the Company's management has not been involved with the management or operation of any "blind pool" or "blank check" company and, therefore, has no track record or other experience with such companies to disclose in response to the staff's comment. If the Company's management achieves success with the Company, it may consider engaging in other similar enterprises in the future.

      Please do not hesitate to call the undersigned with any questions or further comments with respect to the foregoing or the Registration Statement.

                                                  Sincerely,


                                                  /s/ Mary P. O'Hara
                                                  Mary P. O'Hara

cc:   Casey K. Tjang,
      President and Chairman